Exhibit 99.1

Brenmiller Approved for $610,000 Grant from Israeli Ministry of

Environmental Protection for Clean Energy Project at Beverage Plant

bGen to provide clean steam, replacing fossil fuel-based steam boilers

Rosh Ha’ayin, Israel, April 5, 2023 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” (Nasdaq: BNRG, TASE: BNRG), a global leader in thermal energy storage (“TES”), announced today it has received approval from the Israeli Ministry of Environmental Protection for a NIS 2.2 million (approximately USD $610,000) grant to build and install its industry-leading bGen™ thermal energy storage (TES) system at a beverage plant owned and operated by Tempo Beverages Ltd. (“Tempo”), one of Israel’s largest beverage companies. Tempo, partially owned by Heineken International B.V., is a producer of beverages for brands including Heineken, Pepsi, Nestle, and Pernod Richard. The approved grant is to fund the clean energy project outlined in a Memorandum of Understanding (“MOU”) between Brenmiller and Tempo.

Under a proposed Energy as a Service joint-venture agreement between the companies, Brenmiller’s bGen would provide clean steam, replacing the fossil fuel-based steam boilers that currently power Tempo’s plant. The TES project is expected to have a capacity of 35 MWh and a maximum capacity of 14 tons of steam per hour.

“We’re pleased to use this initial grant funding from the Israeli Ministry of Environmental Protection to advance the development of Israel’s clean manufacturing industry by providing one of its largest beverage producers with zero-carbon heat,” said Brenmiller President and CEO Avi Brenmiller. “Our talks with Tempo are meant to bring a whole new meaning to what it means to ‘drink responsibly,’ and we are grateful to the Ministry for its support of this novel clean energy project.”

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses its proposed Energy As a Service joint-venture agreement between Tempo, in which bGen would provide clean steam, the expected capacity of the TES project, its belief that it is well on its way to providing clean steam energy to power one of the largest beverage production facilities in Israel, and the potential benefits of the clean energy project. . Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 22, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com